SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize’s SURVEIL-X Chosen by ING Deutschland to Expand its Cloud-Based Market Surveillance Capabilities, dated July 12, 2023.
99.2	Frederick County Maryland State’s Attorney’s Office Selects the NICE Justice Solution to Accelerate Digital Transformation, dated July 13, 2023.
99.3	ABN AMRO Finds Smarter and Faster Digital Customer Experiences with NICE Cxone, dated July 17, 2023.
99.4	Durham’s Accredited 911 Center of Excellence Selects NICE Inform Elite to Improve Service for Citizens, Public Safety Partners, dated July 18, 2023.
99.5	Cook County State’s Attorney’s Office Selects NICE Justice Digital Evidence Management to Streamline Criminal Justice, dated July 19, 2023.
99.6	NICE Actimize Positioned as a Luminary in Advanced Technology and Breadth of Functionality in Celent’s 2023 AML Transaction Monitoring Report, dated July 24, 2023.
99.7	NICE Launches ElevateAI “1K Every Day,” Delivering Greater AI Access To Customers of All Sizes, dated July 25, 2023.
99.8	NICE Named a 2023 Top Provider by Metrigy for Voice of the Customer, dated July 26, 2023.
99.9	NICE Introduces Generative AI-Powered “Enlighten Actions Industry Benchmarks,” Allowing Brands a Unique Way to Create Stronger Brand Loyalty, dated July 27, 2023.
99.10	NICE Actimize Wins Four 2023 Global Banking & Finance Awards Highlighting Innovation in Trade Surveillance Technology, dated July 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary

Dated: August 4, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize’s SURVEIL-X Chosen by ING Deutschland to Expand its Cloud-Based Market Surveillance Capabilities, dated July 12, 2023.
99.2	Frederick County Maryland State’s Attorney’s Office Selects the NICE Justice Solution to Accelerate Digital Transformation, dated July 13, 2023.
99.3	ABN AMRO Finds Smarter and Faster Digital Customer Experiences with NICE Cxone, dated July 17, 2023.
99.4	Durham’s Accredited 911 Center of Excellence Selects NICE Inform Elite to Improve Service for Citizens, Public Safety Partners, dated July 18, 2023.
99.5	Cook County State’s Attorney’s Office Selects NICE Justice Digital Evidence Management to Streamline Criminal Justice, dated July 19, 2023.
99.6	NICE Actimize Positioned as a Luminary in Advanced Technology and Breadth of Functionality in Celent’s 2023 AML Transaction Monitoring Report, dated July 24, 2023.
99.7	NICE Launches ElevateAI “1K Every Day,” Delivering Greater AI Access To Customers of All Sizes, dated July 25, 2023.
99.8	NICE Named a 2023 Top Provider by Metrigy for Voice of the Customer, dated July 26, 2023.
99.9	NICE Introduces Generative AI-Powered “Enlighten Actions Industry Benchmarks,” Allowing Brands a Unique Way to Create Stronger Brand Loyalty, dated July 27, 2023.
99.10	NICE Actimize Wins Four 2023 Global Banking & Finance Awards Highlighting Innovation in Trade Surveillance Technology, dated July 31, 2023.